UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ArcelorMittal
(Exact name of registrant as specified in its charter)

Grand Duchy of Luxembourg	001-35788	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

24-26, boulevard d' Avranches L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)(Zip code)

Joseph Wallace ArcelorMittal USA LLC
1 South Dearborn Street, 19th Floor Chicago, IL 60603-9888
United States Telephone: +1.312.899.3902

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:
☑    Rule l 3p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 - Conflict Minerals Disclosure

Item 1.01:    Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, generally provides that a company must file this specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).
ArcelorMittal (together with its consolidated subsidiaries, “ArcelorMittal” or the “Company”) is the world’s leading integrated steel and mining company. ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes, as well as pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers including the automotive, appliance, engineering, construction and machinery industries. The Company also produces various types of mining products, our main products include iron ore lump, fines, concentrate pellets and sinter feed.
Only a very limited number of the Company’s steel products contain 3TGs, and the only 3TGs included in the Company’s steel products are tin and tungsten. These 3TGs are necessary to the functionality or production of those products (collectively, the “covered products”).
As specified under Rule 13p-1, ArcelorMittal conducted in good faith a reasonable country of origin inquiry (“RCOI”) that it believes was reasonably designed to determine whether any of the necessary 3TGs contained in its products originated in the covered countries or were from recycled or scrap sources. ArcelorMittal based its RCOI on the principles set forth in the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. In conducting the RCOI, ArcelorMittal required its 2025 suppliers of materials for covered products to complete a detailed questionnaire, using the conflict minerals reporting template developed by the Conflict-Free Sourcing Initiative, concerning their manufacturing practices and the materials they supply to ArcelorMittal. All of the Company’s 2025 suppliers of materials for covered products provided the required information and informed ArcelorMittal that none of the 3TGs contained in materials supplied to ArcelorMittal were sourced from any covered countries or contained scrap sources. It was confirmed that some of the 3TGs came from recycled sources.
Based on the RCOI, ArcelorMittal has no reason to believe that any of the necessary 3TGs contained in the covered products originated in the covered countries or contained scrap sources, and determined that some of its necessary 3TGs came from recycled sources. The information in this Form SD also is publicly available on the Company's website at www.arcelormittal.com under:
https://corporate.arcelormittal.com/media/4nnlptva/2025-sd-form-pdf.pdf
Moreover, information on conflict minerals and on our supply chain management can be also found on the website under:
https://corporate.arcelormittal.com/corporate-library/reporting-hub/conflict-minerals
https://corporate.arcelormittal.com/sustainability/our-10-sd-outcomes

The references to the Company's website are provided for information only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the U.S. Securities and Exchange Commission.
Item 1.02: Exhibit
Not applicable.
Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 - Exhibits
Item 3.01: Exhibits

Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ArcelorMittal
(Registrant)

By:	/s/ Genuino Christino	Date: 27 May 2026
Genuino Christino Executive Vice President – Group CFO

By:	/s/ Henk Scheffer	Date: 27 May 2026
General Manager – Group Compliance Officer

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